833 EAST MICHIGAN STREET ● SUITE 1800 MILWAUKEE, WISCONSIN 53202-5615 Tel ● 414.273.3500 Fax 414.273.5198 www.GKLAW.COM

Telephone: (414) 287-9517
edrought@gklaw.com

February 27, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:

Heartland Group, Inc. (the “Company”)
Securities Act Registration No: 33-11371
Investment Company Act Registration No: 811-4982
Heartland International Value Fund (S000041558)

Dear Sir or Madam:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith by the Company on behalf of its series, Heartland International Value Fund, is Post-Effective Amendment (“PEA”) No. 75 and Amendment No. 77 to the Company’s Registration Statement on Form N-1A.  PEA No. 75 is filed for the purpose of registering Institutional Class shares of Heartland International Value Fund (the “Fund”).  Pursuant to Rule 485(a)(1), the Company anticipates that this filing will be effective May 1, 2017.

Please note that a registration statement relating to the Institutional Class shares of another series of the Company was reviewed by the Staff as Post-Effective Amendment No. 68, filed via EDGAR by the Company pursuant to Rule 485(a)(2), on August 15, 2014 (accession number 0001144204-14-050724) for the purposes of registering Heartland Mid Cap Value Fund as a new series of the Company with both Investor Class and Institutional Class shares.  In addition, a prior registration statement relating to the Fund was reviewed by the Staff as Post-Effective Amendment No. 62, filed via EDGAR by the Company pursuant to Rule 485(a)(2) on May 3, 2013 (accession number 0001144204-13-026220) for the purpose of registering the Fund as a new series of the Company with Investor Class shares.

PEA No. 75 is being filed solely for the purpose of adding Institutional Class shares to the Fund. Therefore, pursuant to IM Guidance Update No. 2016-06, we would like to request that the amendment be afforded selective review.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Securities and Exchange Commission
February 27, 2017

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 287-9517.

Very truly yours,

/s/ Ellen Drought

Ellen Drought
Godfrey & Kahn, S.C.
For Heartland Group, Inc.

Enclosures